

Cementos Lima S.A.

03 SEP -4

FILE NO.
82-3911

VAL-092-03



03029808

August 12, 2003

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

New translation of the letter informing the decease of Mr. Víctor de la Torre Romero, member of the Board, replacing the erroneous version sent to you with our letter VAL-091-03 dated August 12, 2003.

Very truly yours,

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC



Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.00108.03

Lima, August 8, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-95-EF/94.10, we regret to inform you as "Important Notice" that Mr. Víctor de la Torre Romero, appreciated founder shareholder and member of the Board of CEMENTOS LIMA S.A. since 1981, passed away on August 6, 2003.

Mr. de la Torre was also Chairman of the Board from 1985 to 1993. The Board, the Management, the executives and the personnel of CEMENTOS LIMA S.A. express our deep sorrow for this lamentable lost.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293